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                               October 6, 2021

       Daniel S. Tucker
       Chief Financial Officer
       The Southern Company
       30 Ivan Allen Jr. Boulevard N.W.
       Atlanta, GA 30308

                                                        Re: The Southern
Company
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 18,
2021
                                                            Response dated
August 23, 2021
                                                            File No. 001-03526

       Dear Mr. Tucker:

              We have reviewed your August 23, 2021 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 16, 2021 letter.

       Form 10-K for the Year Ended December 31, 2020

       Item 7. Combined Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Southern Company Gas
       Performance and Non-GAAP Measures, page II-36

   1. We note your response to prior comment 1 indicates that you continue to view operating income as the most
directly comparable GAAP measure for reconciliation of your non-
                                                        GAAP measure, adjusted
operating margin. Although we understand that you do not
                                                        report gross profit in
your financial statements, we continue to believe that gross profit as defined in GAAP
represents the most comparable GAAP measure that should be
                                                        identified and used in
your reconciliation to comply with the requirements of Item
                                                        10(e)(1)(i)(B) of
Regulation S-K. Accordingly, please revise your presentation to
 Daniel S. Tucker
The Southern Company
October 6, 2021
Page 2
         reconcile adjusted operating margin to a fully loaded gross profit as defined in GAAP.
       You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDaniel S. Tucker                            Sincerely,
Comapany NameThe Southern Company
                                                              Division of
Corporation Finance
October 6, 2021 Page 2                                        Office of Energy
& Transportation
FirstName LastName